AM
4-20-2004

SECURITIE 04019400 ISSION

50

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SEC FILE NUMBER
8-42755

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Burlington Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED APR 12 2004 WASH, D.C. 187

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Kelly — (212) 402-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, John Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burlington Capital Markets, Inc. ,as of December 31 , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ERIKA PANDOLFINI
Notary Public, State of New York
No. 02PA6024820
Qualified in Kings County
Commission Expires May 17, 20 07

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURLINGTON CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Burlington Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Burlington Capital Markets, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burlington Capital Markets, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 27, 2004

With respect to Note L
March 4, 2004

BURLINGTON CAPITAL MARKETS, INC.

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 2,793,414
Receivable from brokers	6,262,258
Securities owned, at market value	1,297,034
Securities owned not readily marketable, at estimated fair value	8,000
Loans receivable from stockholders	869,300
Furniture, equipment and leasehold improvements, net	966,507
Advance to and investment in equity investee	77,789
Deferred tax asset	315,000
Other assets	473,433
	$ 13,062,735
LIABILITIES	
Bank overdraft	$ 222,789
Securities sold not yet purchased, at market value	1,721,619
Accounts payable and other accrued expenses	3,879,986
Accrued compensation	1,526,647
Income taxes payable	925,580
	8,276,621
Outside interest in joint venture arrangement	4,107,486
Commitments, contingencies and other matters	
STOCKHOLDERS' EQUITY	
Common stock, no par value, 20,000,000 shares authorized, 7,025,454 issued	
Additional paid-in capital	1,974,585
Accumulated deficit	(723,613)
Unearned compensation	(170,844)
Less treasury stock at cost (730,000 shares of common stock)	(401,500)
	678,628
	$ 13,062,735

See notes to financial statements

BURLINGTON CAPITAL MARKETS, INC.

Statement of Operations
For the Year Ended December 31, 2003

Revenue:	
Commissions	$ 30,230,771
Trading income	14,159,422
Floor brokerage	789,982
Interest	86,252
	45,266,427
Expenses:	
Employee compensation	20,199,651
Clearing, floor brokerage and other fees	12,111,455
Advertising and promotion	3,668,741
Communication	1,637,576
Occupancy	1,046,268
Depreciation and amortization	460,652
Professional and consulting fees	2,613,294
Other general and administrative	1,467,858
	43,205,495
Income before other income (expense)	2,060,932
Outside interest's share of income in joint venture arrangement (net of taxes, $80,000)	(833,621)
Equity in loss of investee	(51,500)
Income before taxes	1,175,811
Provision for income taxes	854,075
Net income	$ 321,736

See notes to financial statements

BURLINGTON CAPITAL MARKETS, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock Shares	Additional Paid-in Capital	Accumulated Deficit	Unearned Compensation	Treasury Stock Shares	Treasury Stock Amount	Total
Balance - December 31, 2002	10,630,000	$ 4,722,235	$ (1,045,349)		730,000	$ (401,500)	$ 3,275,386
Purchase and cancellation of stock	(3,621,213)	(2,690,150)					(2,690,150)
Grant of common stock to Chief Executive Officer	350,000	192,500		$ (192,500)			0
Amortization				21,656			21,656
Cancellation of shares on default of loan agreement	(333,333)	(250,000)					(250,000)
Net income			321,736				321,736
Balance - December 31, 2003	7,025,454	$ 1,974,585	$ (723,613)	$ (170,844)	730,000	$ (401,500)	$ 678,628

See notes to financial statements

BURLINGTON CAPITAL MARKETS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 321,736
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	460,652
Outside interest's share of income	833,621
Share of investee loss	51,500
Deferred taxes	326,000
Stock-based compensation expense	21,656
Changes in:	
Securities owned, at market value	4,269,185
Securities owned not readily marketable, at estimated fair value	1,500
Receivable from brokers	(3,255,479)
Other assets	(6,552)
Accounts payable and other accrued expenses	851,882
Securities sold not yet purchased, at market value	1,241,938
Accrued compensation	(1,585,523)
Income taxes payable	(327,590)
Net cash provided by operating activities	3,204,526
Cash flows from investing activities:	
Purchases of equipment and leasehold improvements	(261,920)
Loans to stockholders, net	(319,300)
Advances to investee	(19,439)
Purchase of BCM Trading LLC	(109,850)
Net cash used in investing activities	(710,509)
Cash flows from financing activities:	
Bank overdraft	222,789
Repurchase of common stock	(2,690,150)
Net cash used in financing activities	(2,467,361)
Net increase in cash and cash equivalents	26,656
Cash and cash equivalents - January 1, 2003	2,766,758
Cash and cash equivalents - December 31, 2003	$ 2,793,414
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 88,668
Cash paid during the year for taxes	$ 773,129
Non-cash investment and financing activities:	
Receipt of shares on default on shareholder loan	$ 250,000

NOTE A - THE COMPANY

Burlington Capital Markets, Inc. (the "Company") is a registered broker/dealer engaging in institutional trading and general securities activities. In addition, the Company renders investment banking and consulting services. The Company clears all of its securities transactions through another broker/dealer on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Security transactions:

Security transactions and commission revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which are readily marketable are valued at market value, with unrealized gains or losses reflected in operations. Securities not readily marketable are valued at fair value as determined by management, with unrealized gains or losses reflected in operations.

[2] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is provided on the straight-line method based on the estimated useful lives of the assets of 5 to 7 years. Leasehold improvements are being amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[3] Cash equivalents:

For purposes of the statement of cash flows, cash equivalents include money market funds.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[5] Investment banking and consulting:

Revenue and expenses related to investment banking and consulting services are recorded as earned and incurred, respectively. The Company may receive its fees in the form of securities which are recorded at fair value on the date they are earned. Thereafter, any increase or decrease in value during the time the securities are held by the Company is reflected in operations.

[6] Advertising costs:

Advertising costs are charged to expense as incurred.

[7] Receivable from broker:

Receivable from broker represents cash and commissions receivable from brokers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] *Income taxes:*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As described more fully in Note F, the Company has entered into a joint venture arrangement in which the Company will report in its tax return its share of income or loss. Accordingly, the provision for taxes is based on the amounts to be included in such tax filings attributable to the Company.

The provision for taxes also includes amounts attributable to unincorporated business taxes for the use of the operations under the arrangement described in Note F.

[9] Stock-based employee compensation:

As permitted under existing accounting standards, the Company follows the intrinsic value method in accounting for its stock-based employee compensation arrangements. During the period from January 1, 2003 through December 31, 2003, the Company did not grant any options to employees or directors.

[10] Advance to and investment in equity investee:

The Company accounts for its 50% investment in BCM Trading LLC ("BCMT") under the equity method. Under this method the Company records its share of earnings (losses) in the statement of operations along with a corresponding increase (decrease) in the investment. Capital contributions to BCMT by the Company and distributions from BCMT to the Company increase (decrease), respectively, the investment in BCMT (see Note G).

At December 31, 2003, the investment in BCMT comprised the following:

Equity in investee	$ 58,350
Advances	19,439
	$ 77,789

NOTE C - ADVANCE TO EMPLOYEE

During 2001 the Company loaned $225,000 to an employee of the Company pursuant to an employment agreement. Such loan bears interest at LIBOR plus 1%, payable $75,000 per annum. Such interest and principal due are waived if a certain annual commission income threshold is met as of January 31 of each year. During 2002 such threshold was met and the Company expensed $80,250 of interest and principal. During 2003 such threshold was met and the Company expensed $75,000 of principal. In September 2003 the employee resigned and the Company agreed to forgive $50,000 of principal which was expensed. At December 31, 2003 the amount due from employee was $25,000 and is included in other assets which was subsequently collected.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD EQUIPMENT, NET

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$ 131,281
Equipment and software	1,697,700
Leasehold improvements	410,682
	2,239,663
Less accumulated depreciation and amortization	(1,273,156)
	$ 966,507

NOTE E - INCOME TAXES

Income tax expense benefit consists of the following:

	Current	Deferred	Total
Federal income tax	$ 328,022	$ 246,311	$ 574,333
State and local income tax	200,053	79,689	279,742
	$ 528,075	$ 326,000	$ 854,075

Reconciliation between the provision for income tax and the amount computed by applying the statutory federal income tax rate (34%) to income before income tax is as follows:

Provision for income taxes at the statutory tax rate	$ 372,575
State and local income taxes, net of federal effect (including the Company's tax attributable to outside interest in joint venture arrangement)	161,789
Nondeductible items	319,711
	$ 854,075

The deferred tax asset represents principally items of expense for financial reporting purposes not currently deductible for tax purposes.

NOTE F - RELATED PARTY TRANSACTIONS

On January 1, 2002, the Company entered into a joint venture arrangement (the "Arrangement") in which Inculab, Inc. ("Inculab") (a stockholder of the Company) contributed cash and securities of $2,169,939 to the capital of the Company's broker-dealer operation (the "Contribution") and the Company's operations will be subject to this Arrangement. The profit, if any, subject to this arrangement is to be allocated first to Inculab to provide a cumulative 12% return on its book value, as defined, then an equal amount to the Company, and thereafter, pro rata in proportion to their respective percentage of book value. Losses, if any, subject to this arrangement are to be allocated based on their relative positive capital account balances and thereafter in accordance with their interest, as defined under the Arrangement.

For financial reporting purposes this special purpose entity has been included in the results of operations on a consolidated basis. The Inculab interest in the Arrangement has been presented for financial reporting purposes similar to a minority interest and shown as "Outside Interest in Joint Venture Arrangement" in the accompanying statement of financial condition and "Outside Interest's Share of Income" on the statement of operations.

The Chief Executive Officer of the Company is also a managing member of Inculab.

A stockholder of Global Link China, a stockholder of the Company, is a member of the Board of Directors of the Company.

During the year ended December 31, 2003, the Company paid approximately $1.1 million to an affiliate of the Chief Executive Officer for consulting services relating to promotion and trading activities.

See Notes G and H for other related party transactions.

NOTE G - STOCKHOLDERS' EQUITY

On March 5, 2003, the Company granted 350,000 shares of common stock to the Chief Executive Officer, which vest 100% on the fourth anniversary of the grant. Such restricted shares will be forfeited if the officer resigns from the Company without good reason as defined prior to the vesting of such shares. These shares were valued at fair value of $115,000 at date of grant and is being amortized through the fourth anniversary.

On May 30, 2003, the Company and certain stockholders (principally Eximius Holding, LLC ("Eximius") entered into an agreement whereby the Company reacquired 3,621,213 shares of Company common stock and received an assignment of a 50% interest in an entity, BCMT, for $2.8 million. The purchase price was allocated as follows:

BCMT (50% interest) (1)	$ 109,850
Common stock acquired (2)	2,690,150
Total consideration	$ 2,800,000

(1) BCMT's principal asset is a membership seat on the American Stock Exchange and has no active operations.

(2) The common stock acquired in the above transaction was subsequently cancelled.

This agreement was occasioned by the issuance of releases by the parties and other terms and conditions regarding affiliated and unaffiliated entities.

NOTE H - LOANS RECEIVABLE FROM STOCKHOLDERS

On June 20, 2002, the Company advanced Eximius $150,000 which bore interest at 6% per annum and was due on March 31, 2003. The stockholder had pledged 454,545 shares of the Company as security for this loan. This loan was repaid during the year ended December 31, 2003. In addition, on November 8, 2002 the Company advanced Eximius $250,000 which bore interest at 6% per annum due on March 1, 2003, which subsequently was extended to March 31, 2003. The stockholder had pledged 333,333 shares of the Company as security for this loan. Eximius defaulted on this loan and the Company received the 333,333 shares pledged as security. The Company cancelled these shares.

On November 19, 2002 and December 31, 2002, the Company made an aggregate $400,000 advance to Global Link China, an affiliate of a stockholder of the Company pursuant to two promissory notes. The loans bear interest at 4% per annum and are due on demand.

On February 12, 2003, the Company advanced a stockholder of Global Link China $250,000. On July 10, 2003 the Chief Executive Officer assumed this debt and signed a promissory note with the Company. The loan bears no interest and is due on demand pursuant to the promissory note.

On February 28, 2003, the Company advanced two employees $12,500 each which bear interest at 4% per annum and are due on demand pursuant to promissory notes. These employees purchased stock of the Company from a former stockholder.

On April 30, 2003, the Company advanced the Chief Executive Officer $44,300 which bears interest at 4% per annum and is due on demand pursuant to the promissory note. In addition on July 10, 2003 the Company advanced the Chief Executive Officer $150,000 due on demand pursuant to a non-interest bearing promissory note.

The estimated fair value of the aforementioned loans to stockholders is not, in the circumstances, reasonably determinable due to the related party nature of the transactions.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2003, the Company had net capital of approximately $1,000,000, as compared to net capital requirements of approximately $437,000. The Company's ratio of aggregate indebtedness to net capital was 6.36 to 1.

The Company claims exemption from the reserve requirement under Section 15c3-3(k)2(ii).

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into securities sold, but not yet purchased. Subsequent market fluctuations may require the Company to purchase such securities sold at prices significantly higher than the market value reflected in the statement of financial condition.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2003 settled with no material adverse effect on the Company's statement of financial condition.

NOTE K - COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Guarantee and litigation:

The landlord has asserted that the Company had entered into a lease guarantee for an affiliate. The lease calls for annual rental payments of $153,000 through March 2008. The affiliate failed to meet its obligation. Management estimated its potential obligation, if any, and recorded approximately $345,500 which has been recognized through December 31, 2003 and charged to operations.

The Company is party to four lawsuits relating to customer complaints which arose from the Company's retail operation which has since been discontinued. In addition, the Company is party to a litigation involving the guarantee of a lease obligation.

The Company believes that it has adequately reserved for such matters.

Facilities:

The Company rents office space under long-term operating leases expiring through 2008. Future minimum base rent under these operating leases are as follows:

Year	Amount
2004	$ 229,536
2005	220,980
2006	220,980
2007	220,980
2008	202,565
	$ 1,095,041

In addition, the Company leases office space on a monthly basis.

Rent expense 2003 amounted to approximately $755,000 (including $139,000 to the Chief Executive Officer).

Equity Incentive Plan:

In May 2001, the Company's stockholders approved the 2001 Equity Incentive Plan (the "2001 Plan"), pursuant to which the Company may grant awards, as defined, for up to an aggregate of 3,500,000 shares of the Company's common stock, subject to certain increases. The 2001 Plan is administered by the Board of Directors, which has the authority to determine the type, designation and condition of an award. No awards have been granted under the 2001 Plan. During 2003, this plan was terminated.

NOTE K - COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (CONTINUED)

Equity Incentive Plan: (continued)

In March, 2003, the Board of Directors approved the 2002 Performance and Equity Incentive Plan (the "2002 Plan"), pursuant to which the Company may grant awards, as defined, for up to an aggregate of 500,000 shares of the Company's common stock, subject to certain increases. The 2002 Plan is administered by the Board of Directors, which has the authority to determine the type, designation and condition of an award. No awards have been granted as of December 31, 2003.

401(k) Savings and Profit Sharing Plan:

The Company maintains a 401(k) savings and profit sharing plan (the "Plan"). All employees who have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Company, at its discretion, may make contributions to the Plan. For the year ended December 31, 2003 no such contribution was made by the Company.

NOTE L - SUBSEQUENT EVENT

On March 4, 2004, the Company entered into a subordinated loan agreement with an affiliate of the Chief Executive Officer and stockholder whereby the affiliate lent the Company $1,200,000 with 8% interest per annum due on March 4, 2007.

Supplementary Information

BURLINGTON CAPITAL MARKETS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Total stockholders' equity	$ 678,628
Outside interest funding in joint venture arrangement	2,169,938
Outside interest portion of capital at risk	1,937,548
	4,786,114
Nonallowable assets:	
Securities owned not readily marketable at estimated fair value	8,000
Loans receivable from stockholders	869,300
Equity investment and loan to investee	77,789
Other assets	473,433
Furniture, equipment and leasehold improvements, net	966,507
Deferred tax asset	315,000
Receivable from brokers	570,458
Total nonallowable assets	3,280,487
Net capital before haircuts on securities positions	1,505,627
Less haircuts on securities:	
Debt securities	15,104
Other securities	412,245
Undue concentration	47,319
	474,668
Net capital	1,030,959
Minimum net capital requirement of 6 2/3% of aggregate indebtedness, or $100,000, whichever is greater	437,000
Excess net capital	$ 593,959
Ratio of aggregate indebtedness to net capital	6.36 to 1
Aggregate indebtedness:	
Bank overdraft	$ 222,789
Accrued compensation	1,526,647
Accounts payable and other accrued expenses	3,879,986
Income tax payable	925,580
	$ 6,555,002
Reconciliation with Company's computation (included in Part II of Form X-17A-5 of December 31, 2003):	
Net capital, as reported in Company's Part II (unaudited)	$ 1,169,613
Difference	(138,654)
Net capital per above	$ 1,030,959
Audit adjustments:	
Additional paid-in capital	$ (109,850)
Due from broker-dealers	(16,992)
Loans from stockholders	25,000
Other assets	(21,333)
Equity investment	109,850
Accounts payable and other accrued expenses	383,360
Income taxes payable	(102,429)
Other adjustments	5,202
Total audit adjustments	272,808
Adjustments to haircuts on securities	(134,154)
Total difference	$ 138,654

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Burlington Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Burlington Capital Markets, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 27, 2004